Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Sanmina Corporation:

We consent to the use of our report dated November 20, 2012, with respect to the consolidated balance sheets of Sanmina Corporation and subsidiaries as of September 29, 2012 and October 1, 2011, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 29, 2012, and the related financial statement schedule and the effectiveness of internal control over financial reporting as of September 29, 2012, which report appears in the September 29, 2012 annual report on Form 10-K of Sanmina Corporation, incorporated herein by reference.

/s/ KPMG LLP

Santa Clara, California
April 23, 2013